UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 2 October, 2012

ASX & MEDIA RELEASE
2 OCTOBER, 2012

MEI PHARMA ISSUED EUROPEAN PATENT FOR LEAD MITOCHONDRIAL INHIBITOR DRUG CANDIDATE ME-344

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MEIP), has made the following announcement:

San Diego – 2 October, 2012 – MEI Pharma, Inc., an oncology company focused on the clinical development of novel therapies for cancer, announced today that the European Patent Office has issued a new patent, European Patent No. 1 794 141 B1, covering the pharmaceutical composition of the company’s lead mitochondrial inhibitor candidate, ME-344, and its use in treating cancer.  The patent is expected to provide protection until September, 2025.

“This key European patent further reinforces the intellectual property protection surrounding our portfolio of oncology drug candidates,” said Daniel P Gold, PhD, President and Chief Executive Officer of MEI Pharma.  “While we continue to execute our Phase I clinical trial for ME-344 and prepare for our upcoming Phase II trials, we believe a strong patent estate will help to provide a clear development path forward and enhance our partnering efforts in the US and abroad."

MEI Pharma owns exclusive worldwide rights to all of its drug candidates, including ME-143,
ME-344 and Pracinostat.  The company’s intellectual property portfolio now includes 18 issued US patents and more than 150 issued foreign patents.

About MEI Pharma
MEI Pharma, Inc. is a San Diego-based oncology company focused on the clinical development of novel therapies for cancer.  The company’s clinical development pipeline includes two isoflavone-based drug candidates derived from its proprietary technology platform, ME-143 and ME-344, and a potential best-in-class, oral histone deacetylase (HDAC) inhibitor, Pracinostat.  Results from a Phase I dose-escalation trial of lead NADH oxidase inhibitor ME-143 in heavily treated patients with solid refractory tumours were presented at the American Society of Clinical Oncology Annual Meeting in June 2012. A Phase I clinical trial of lead mitochondrial inhibitor ME-344 in patients with solid refractory tumours is ongoing.  Pracinostat has been tested in more than 150 patients in multiple Phase I and exploratory Phase II clinical trials, including advanced hematologic disorders such as acute myeloid leukemia, myelodysplastic syndrome and myelofibrosis.  For more information, go to www.meipharma.com.

About Novogen
Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.